Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-67453
                                                                    333-67453-01
                                                                    333-67453-02
                                                                    333-67453-03


PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 1998)
                                  $250,000,000

                              (ALABAMA POWER LOGO)

                          SERIES M 7.85% SENIOR NOTES
                                DUE MAY 15, 2003

                          ---------------------------

     This is a public offering by Alabama Power Company of $250,000,000 of Series M 7.85% Senior Notes due May 15, 2003. Interest is payable May 15 and November 15 of each year, beginning November 15, 2000.

     The Series M Senior Notes are not redeemable prior to maturity.

     The Series M Senior Notes should be delivered on or about May 18, 2000 through the book-entry facilities of The Depository Trust Company.

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                          Per Series M
                                                           Senior Note                         Total
-----------------------------------------------------------------------------------------------------------------
Public Offering Price..........................              99.870%                        249,675,000
-----------------------------------------------------------------------------------------------------------------
Underwriting Discount..........................              0.209%                           522,500
-----------------------------------------------------------------------------------------------------------------
Proceeds to Alabama Power Company..............              99.661%                        249,152,500
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                          ---------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                          ---------------------------

                                LEHMAN BROTHERS
May 11, 2000

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Series M Senior Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company                              S-3
Capitalization                           S-3
Use of Proceeds                          S-3
Recent Results of Operations             S-4
Description of the Series M Senior
  Notes                                  S-4
Experts                                  S-6
Underwriting                             S-7

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             5
Certain Ratios                             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1999, and as adjusted to reflect the transactions described in note
(1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                   AS OF DECEMBER 31, 1999
                                                             -----------------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                             ----------   --------------
                                                               (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity........................................  $2,988,863     $2,988,863      42.1%
Cumulative Preferred Stock.................................     317,512        317,512       4.5
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes.......................................     347,000        347,000       4.9
Senior Notes...............................................   2,198,822      2,448,822      34.5
Other Long-Term Debt.......................................     991,556        991,556      14.0
                                                             ----------     ----------     -----
Total, excluding amounts due within one year...............  $6,843,753     $7,093,753     100.0%
                                                             ==========     ==========     =====

---------------

(1) Reflects the issuance of the Series M Senior Notes.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series M Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $324,309,000 as of May 11, 2000. The outstanding short-term indebtedness of the Company was incurred for working capital purposes and currently consists of bank loans and commercial paper evidenced by notes having maturities from 7 to 62 days and bearing interest at rates from 6.03% to 6.15%.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended March 31, 2000, "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $3,417,327,000, $938,385,000 and $404,317,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended March 31, 2000 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the twelve months ended March 31, 2000 was 3.30. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 1999 was 3.33.

                    DESCRIPTION OF THE SERIES M SENIOR NOTES

     Set forth below is a description of the specific terms of the Series M 7.85% Senior Notes due May 15, 2003 (the "Series M Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series M Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series M Senior Notes will be limited in aggregate principal amount to $250,000,000.

     The entire principal amount of the Series M Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on May 15, 2003. The Series M Senior Notes are not subject to any sinking fund provision. The Series M Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series M Senior Note shall bear interest at the rate of 7.85% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on May 15 and November 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series M Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is November 15, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series M Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series M Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series M Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $954,000,000 outstanding at December 31, 1999. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series M Senior Notes will not be redeemable by the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series M Senior Notes. The Series M Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series M Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series M Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series M Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series M Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series M Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series M Senior Notes. Transfers of ownership interests in the Series M Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series M Senior Notes, except in the event that use of the book-entry system for the Series M Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series M Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series M Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series M Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series M Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series M Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series M Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series M Senior Note will not be entitled to receive physical delivery of Series M Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series M Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series M Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series M Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series M Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series M Senior Notes. In that event, certificates for the Series M Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property", and relating to the Company under "Item 1 -- Business -- Regulation", "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition", have been reviewed by Balch & Bingham LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to Lehman Brothers Inc. (the "Underwriter") and the Underwriter has agreed to purchase from the Company the entire principal amount of Series M Senior Notes.

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Series M Senior Notes offered hereby if any of the Series M Senior Notes are purchased.

     The Underwriter proposes to offer the Series M Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $1.34 per Series M Senior Note. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $1.00 per Series M Senior Note to certain brokers and dealers. After the Series M Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

     Prior to this offering, there has been no public market for the Series M Senior Notes. The Underwriter has advised the Company that it intends to make a market in the Series M Senior Notes. The Underwriter will have no obligation to make a market in the Series M Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Series M Senior Notes are estimated to be $350,000.

     In order to facilitate the offering of the Series M Senior Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series M Senior Notes. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Series M Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series M Senior Notes, the Underwriter may bid for, and purchase, Series M Senior Notes in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing Series M Senior Notes in the offering, if the Underwriter repurchases previously distributed Series M Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series M Senior Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series M Senior Notes. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     The Underwriter engages in transactions with, and, from time to time, has performed services for, the Company and its affiliates in the ordinary course of business.

                                  $250,000,000

                              (ALABAMA POWER LOGO)

                          SERIES M 7.85% SENIOR NOTES
                                DUE MAY 15, 2003

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                  May 11, 2000
                          ---------------------------

                                LEHMAN BROTHERS